Mail Stop 3561

February 16, 2010

Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
462 Seventh Avenue, 3rd Floor
New York, New York 10018

     Re: **LivePerson, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 13, 2009
              File No. 000-30141

Dear Mr. LoCascio:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   H. Christopher Owings
                   Assistant Director